

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

<u>Via E-mail</u>
Junsheng Zhang
Chairman of the board and Director
1st—7th Floor, Industrial and Commercial Bank Building
Xingfu Street, Hulan Town, Hulan District, Harbin City
Heilongjiang Province, China 150025

> **Re: JRSIS Health Care Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 9, 2014**
> **File No. 333-194359**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 26</u>

1. We note your response to our prior comment 4. Please enlarge the words of the table you have added in response to our comment so that it is more legible to the reader.

<u>Consolidated Financial Statements</u>
<u>General</u>

2. Please refer to prior comment 6 and address the following:
   - Tell us how the 12 million shares issued in the December 20, 2013 share exchange were allocated to the JHCL shareholders. Also, clarify if Ms. Yanhua Xing was the sole owner of the 50,000 shares of JHCL at the time of the transaction.
   - In the March 1, 2013 agreement tell us how Mr. Junsheng Zhang, Ms. Chunlan Tang and Mr. Weiguang Song entrusted 47.43%, 45.57% and 2.10% of CRMG's

shares (23,715 shares, 22,785 and 1,050 shares, respectively) to Ms. Yanhua Xing, when it appears they did not own any CRMG shares.

- Revise your disclosure to clarify what shares you are referring to when you state that on November 8, 2013, Ms. Chunlan Tang transferred 23,225 shares to the owner Junsheng Zhang, who is holding 46,500 shares.

3. Please refer to prior comment 6. We acknowledge the information provided in your response. However, we have difficulty in understanding the terms governing your $5.5 million obligation under the joint venture agreement, which appear to have changed, and the impact of related requirements imposed by the Trade and Industry Bureau on your planned offering and future prospects. Please provide us the following information.

- Explain all requirements imposed on you by the Trade and Industry Bureau and other PRC authorities, regarding your completion of the joint venture agreement and $5.5 million obligation.
- You state that the Trade and Industry Bureau may disqualify you for incompletion of the joint venture agreement, if you cannot pay the $5.5 million cash obligation on time, and that you may need to apply for an extension for payment of this obligation. Explain the impact of disqualification by the Trade and Industry Bureau on your planned offering and future prospects.
- Your response indicates that if you fail to complete the joint venture agreement, the Trade and Industry Bureau may require you to deconsolidate Jiarun from your financial statements. Explain these circumstances in greater detail and tell us the likely impact of this outcome on your planned offering and future prospects.
- You no longer have an obligation to pay 20% of the $5.5 million obligation before issuance of the joint venture license and 80% within the following two years and now have five years to pay this obligation. Describe all changes in the terms governing this payment obligation and the joint venture investment agreement. In particular, tell us the interest rate and the date(s) when you must make the required payment(s) under this $5.5 million obligation.
- Explain the meaning of your statement that "in the event that we cannot pay the remaining 80% cash for any financial reason, we plan to use 70% of the retained earnings (since July 1, 2013) as the consideration to complete the investment as second alternative." In particular, tell us how 70% of your retained earnings will generate cash of $5.5 million.

4. You assert that "we are expecting to pay the remaining 80% cash obligation from the sale of our common shares, which this prospectus communication relates." However, your disclosure on page 26 states that estimated proceeds from your planned offering will be only $3.5 million and will be used for decoration of the new building and expansion of medical facilities and new equipment. Please explain this apparent inconsistency.

5. Please explain what you mean by the disclosure on page F-8, which states that "Runteng invests to Jiarun, the acquirer for financial reporting purposes, with the exception that no

Junsheng Zhang
JRSIS Health Care Corporation
July 22, 2014
Page 3

goodwill is generated, and followed up with a recapitalization of the Company based on factors demonstrating, the consolidated financial statements are the historical financial information and operating results of Jiarun." This disclosure appears to indicate use of the reverse acquisition model. However, your response indicates that you followed guidance in ASC 805-50 (*i.e.*, "Transaction between Entities under Common Control"). Please explain this apparent inconsistency and ensure that similarly conflicting disclosure, such as that on page F-39, is removed from your next filing.

6. Please explain how you plan to account for the "cooperative restructuring," which you completed on July 8, 2014.

Consolidated Statements of Operations and Comprehensive Income, page F-4

7. Please refer to prior comment 8. Please explain how your presentation of the 12 million shares as outstanding since December 31, 2011 is consistent with the fact that JHCC did not exist and the 12 million shares were not outstanding prior to December 20, 2013. Also, explain how this presentation complies with guidance in ASC 805-50 (*i.e.*, "Transaction between Entities under Common Control").

Consolidated Statements of Shareholders' Equity, page F-5

8. Please refer to prior comment 9. We continue to have difficulty in understanding your accounting treatment. Please tell us how your presentation of the non-controlling interest and zero balances for retained earnings and other comprehensive income is consistent with the substance of your formation transactions, which were all between entities under common control, as well as guidance in ASC 805-50.

Note 1. Description of Business and Organization, page F-7

9. Please refer to prior comment 10. Please tell us why you believe the $1,639,185 of non-controlling interest should be recorded as paid in capital.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        William D. O'Neal
        Attorney at Law
        4400 North Scottsdale Road
        Suite 9-208
        Scottsdale, AZ 85251